Mail Stop 3561

June 3, 2008

Peter J. Boni
President and Chief Executive Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive
Building 800
Wayne, PA 19087

> **Re:** **Safeguard Scientifics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2008**
> **File No. 1-05620**

Dear Mr. Boni:

We have completed our review of your Preliminary Proxy Statement and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director